Exhibit 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2013	2012	2011	2010	2009

Earnings:
Loss from operations before provision for income taxes	$(7,217)	$(34,049)	$(10,857)	$(17,591)	$(15,095)
Interest charges	17,196	35,200	38,302	38,379	39,853
Interest factor in operating rents (1)	2,662	2,698	3,413	3,623	3,816

Total income	12,641	3,849	30,858	24,411	28,574

Fixed charges:
Interest charges	17,196	35,200	38,302	38,379	39,853
Interest factor in operating rents (1)	2,662	2,698	3,413	3,623	3,816

Total fixed charges	19,858	37,898	41,715	42,002	43,669

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	$(7,217)	$(34,049)	$(10,857)	$(17,591)	$(15,095)

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.